                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                   FORM 12B-25

                                                 Commission File Number: 0-21174

                           NOTIFICATION OF LATE FILING

(Check One):  |_| Form 10-K    |_| Form 20-F    |_| Form 11-K     |X| Form 10-Q
              |_| Form 10-D    |_| Form N-SAR   |_| Form N-CSR

       For Period Ended: September 30, 2005

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

                 For the Transition Period Ended: ______________

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Avid Technology, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant



--------------------------------------------------------------------------------
Former Name if Applicable

Avid Technology Park, One Park West
--------------------------------------------------------------------------------
Address of principal executive office (Street and Number)

Tewksbury, MA   01876
--------------------------------------------------------------------------------
City, State and Zip Code

                                     PART II
                             RULE 12B-25 (B) AND (C)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
|X| day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

       State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

       In the course of completing our Quarterly Report on Form 10-Q for the three-month period ended September 30, 2005, we focused on the question of whether a portion of the revenue attributable to our new consumer video division, which we acquired on August 9, 2005 as part of our acquisition of Pinnacle Systems, Inc., was recognized appropriately. In this quarter, our consumer video division did not have sufficient inventory to fulfill all orders for consumer video products, and shipped less than all such products ordered by resellers in Europe. The revenue we reported in our third quarter earnings release included only the value of these consumer products actually shipped to the resellers. However, we are evaluating whether revenue recognized on these partial shipments must be deferred until the orders are completely delivered. As we gather data with respect to our previously released third quarter revenue, we expect that any revenue determined to be not recordable in the third quarter will be fully recognized in the fourth quarter of 2005. As a result of the efforts required to complete this evaluation, and despite our diligent efforts to complete the Quarterly Report on Form 10-Q for the three-month period ended September 30, 2005, we were unable to file the Form 10-Q for such period by November 9, 2005 without unreasonable effort or expense. We currently expect to file our Quarterly Report on Form 10-Q for the three-month period ended September 30, 2005 on or before November 14, 2005.

                                     PART IV
                                OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification:

       PAUL J. MILBURY, CHIEF FINANCIAL OFFICER  (978)        640-6789
       -------------------------------------------------------------------------
       (Name)                                    (Area Code)  (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                             |X| Yes        |_| No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             |X| Yes        |_| No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       We are required by Part IV, Item (3) of this Form 12b-25 to include an explanation regarding whether the results of operations we expect to report for the third quarter of 2005 will reflect significant changes from our results of operations for the third quarter of 2004. Because we have not yet completed the preparation of our results for the third quarter of 2005 as described above, we are unable to provide the comparison to 2004 at this time, although we anticipate that our third quarter 2005 results will be significantly impacted by our acquisition of Pinnacle Systems, Inc. in the third quarter of 2005. We do not anticipate any change to our previously reported third quarter 2004 results.

       On October 27, 2005, we released our third quarter 2005 results and held a webcast conference call to discuss those results. Our earnings release for the third quarter 2005 was furnished on a Form 8-K filed with the

SEC on October 27, 2005. This earnings release described changes in our results of operations for the third quarter of 2005 compared to the comparable period in 2004, and the reasons for those changes. These previously released results may be impacted once we complete the evaluation of the appropriate revenue recognition for a portion of the revenue attributable to our new consumer video division as described above.

                              Avid Technology, Inc.
                         -------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: November 10, 2005                  By:
                                            ------------------------------------
                                            Paul J. Milbury
                                            Chief Financial Officer